March 24, 2010

By EDGAR and by Facsimile (703-813-6985)

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549-4561

Attn:	Daniel Morris
Special Counsel
Mail Stop 3030

Re:	TESSCO Technologies Incorporated
Form 10-K for the fiscal year ended March 29, 2009
Filed May 27, 2009
File No. 1-33938

Dear Mr. Morris:

This letter responds to the comment letter dated March 11, 2010, from the Staff of the United States Securities and Exchange Commission (the “Commission”), regarding the Annual Report on Form 10-K for the fiscal year ended March 29, 2009, filed by TESSCO Technologies Incorporated (the “Company”) with the Commission on May 27, 2009 (the “Filing”).  For your convenience, the Staff comment has been reproduced and appears in italics below, and is followed by the Company’s response.

Form 10-K for fiscal year ended March 29, 2009

Item 1.  Business, page 3

1.                                      Comment:  We note your response to our prior comment 1; however, we are unable to concur.  Please provide us with additional analysis or confirm that you will file the agreements referenced in our prior comment.

RESPONSE:

We note the Staff’s request for additional analysis in support of our conclusion that our contracts with Motorola Inc. and AT&T Mobility need not be filed as Exhibits to our Form 10-K, or in the alternative, that the contracts be filed.  In our response to the Staff’s comment letter dated January 29, 2010, we outlined several reasons why these contracts, although relating to significant relationships, need not be filed under Regulation SK Item 601(b)(10).

11126 McCormick Road  |  Hunt Valley, Maryland

21031-1494 USA

TEL 410 229 1000  |  FAX 410 527 0005  |  WEB www.tessco.com

Under Item 601(b)(10)(ii), registrants need not file a contract if “the contract is such as ordinarily accompanies the kind of business conducted by the registrant,” unless it falls into one or more of the categories specified therein. The only category that could be relevant to either the Motorola or AT&T Mobility contract is Item (B), which requires the filing of any contract “upon which the registrant’s business is substantially dependent.” Thus, ordinary course contracts of this nature, even if otherwise material, do not have to be filed under Item 601(b)(10)(ii)(B) unless the registrant’s “business is substantially dependent” on them.

We are party to several hundred or more contracts and agreements with customers and vendors, many similar in nature to the agreements with Motorola and AT&T Mobility.  Some of the relationships to which these contracts relate generate meaningful revenues, and yet others generate no revenues at all.  In most cases, the contracts that we enter into with customers and vendors — like the contracts with Motorola and AT&T Mobility — are in the nature of master purchase or sale agreements, on the basis of which separate binding purchase orders for incremental product purchases or sales are implemented from time to time, only if and when they occur.  In other words, the Motorola and AT&T Mobility contracts are like many others and typical to our business, and therefore are contracts as “ordinarily accompanies our business.”

There is no binding agreement for product purchases or sales established under either of these two contracts.  Neither contract includes minimum purchase obligations or other terms which are individually or in the aggregate material to the business of the Company.  These contracts address largely administrative matters that would be applicable only if and to the extent that the parties separately enter into binding purchase orders, none of which is individually material.  These largely administrative matters include, for example, payment terms, applicable return policies, delivery requirements, insurance requirements, indemnification, notice provisions and other administrative procedures relating to individual purchase orders.  Also included are termination provisions, which provide, in the case of one of the two contracts at issue, termination by either party upon sixty days notice, and in the case of the other, termination by either party on an annual basis.  Nevertheless, purchase orders under either contract could cease at any time.

We have concluded that our business is not substantially dependent on either contract for the reasons discussed thus far, and also with the benefit of in-depth knowledge about the nature and history of our business.  We recognize that we derived a significant percentage of our revenues from the Motorola and AT&T Mobility relationships in fiscal 2009, and acknowledge that the loss of any significant customer or vendor relationship will create some hardship.  In the past, however, we derived a significant percentage of revenues from other customers and vendors with whom or which we now do little or no business.  While this past experience is not determinative of future events, our performance following the loss of those customers and vendors indicates that we are generally not “substantially dependent” on individual relationships, even if accounting for a significant percentage of our revenues.

For example, in fiscal 2007, our repair and replacement parts relationship with Nokia, Inc. accounted for approximately 12% of our overall revenues. We recently reported that Nokia has determined to terminate this relationship, and in the first nine months of fiscal 2010 (our latest reported numbers), this arrangement accounted for only 4% of our revenues. Nevertheless, our overall reported revenues for this nine month period were $391.5 million, as compared to revenues of $365.3 million in the first nine months of fiscal 2007.  Hence, notwithstanding the winding down of this arrangement, our overall revenues over the comparable nine month periods increased.

As another and perhaps more compelling example, in fiscal year 2005 our e-commerce marketing and sales system relationship with T-Mobile accounted for 44% of $513 million in overall revenues, and in fiscal 2006 this relationship accounted for 26% of $477 million in overall revenues.  In fiscal 2007, however, we had no revenues from this relationship, yet our overall revenue in fiscal 2007 was $492.3 million, an increase of $15.3 million over fiscal 2006 and a decrease of $20.7 million, or only 4%, as compared to fiscal 2005.

Based on this experience and our constantly changing customer and vendor mix, and the given the nature of our agreements with each of Motorola and AT&T Mobility as described above and in our initial response to the Staff’s comment letter dated January 29, 2010, we have concluded that our business is not “substantially dependent” upon either contract.  Therefore, because we entered into these contracts in the ordinary course of our business and our business is not substantially dependent upon either contract, we have concluded that neither contract needs to be filed as an Exhibit to our Form 10-K.

Finally, further supportive of, but not necessary to, our conclusion, we note that the Commission has confirmed a narrow scope of the term “substantially dependent” as used in Item 601(b)(10) by the illustrative examples included in the Item of “continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials” (emphasis added).  The reference to “the major part” (emphasis added), not “a” major part, seemingly establishes a significantly higher threshold for “substantially dependent”.  If one were to read that rule as requiring filing of any material contract, there would be no need, or meaning, to the distinction between ordinary course and non-ordinary course contracts.  The regulatory history also confirms the plain language of the rule, that only contracts “of an extraordinary nature” are required to be filed as exhibits under this Item.  SEC Release No. 33-3406 (1951) made an important distinction, carried into Item 601(b)(10), between “material contracts not made in the ordinary course of business” and a contract that “ordinarily accompanies the kind of business conducted” by the registrant.  In the latter case, the Commission stated that only a contract made in the ordinary course of business that is “of an extraordinary nature” must be filed.  The agreements with Motorola and AT&T Mobility are contracts that “ordinarily accompanies the kind of business conducted” by the Company, and are not “of an extraordinary nature” or ones that relate to “the major part” of the Company’s goods and services.

As noted in our response to the Staff’s January 29, 2010 comment letter, we have historically disclosed the nature of our customer and vendor agreements in our periodic reports.  We anticipate continuing to do so in the future.

*              *              *

In addition, the Registrant hereby acknowledges that:

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•                                staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                                the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (410) 229-1380.

Sincerely,

/s/ David M. Young
David M. Young
Senior Vice President and Chief Financial Officer

cc:	Allicia Lam, Esquire (via facsimile (703) 813-6985)
Douglas M. Fox, Esquire